     Exhibit 99.8
TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total reports second quarter and first half 2006 results
Main results

• Second quarter 2006 adjusted net income1-2	3.36 billion euros	+16%
	4.23 billion dollars[3]	+16%
	1.45 euros per share	+18%
	1.82 dollars per share	+18%
• First half 2006 adjusted net income[4]	6.74 billion euros	+16%
	8.28 billion dollars	+11%
	2.89 euros per share	+18%
	3.56 dollars per share	+13%
Recent highlights

•	Continued exploration success
•	Positive results in Algeria, Cameroon, the US Gulf of Mexico, Congo, Libya and Nigeria

•	New acreage in Australia, Nigeria and Indonesia
•	Entry into the Brass LNG project to accelerate the valorization of the Group’s natural gas resources in Nigeria
•	Signature of 5.2 million tons per year of LNG purchase contracts with Qatargas 2 confirms Total’s participation in the project
•	Agreement with Saudi Aramco to build and operate a refinery processing heavy crude at Jubail in Saudi Arabia
•	Start-up of the Normandy DHC project initiated
•	Successful spin-off of Arkema
•	Agreement with Santander to implement arbitration award provisions concerning Cepsa

[1]	adjusted net income = net income using replacement cost (Group share) adjusted for special items and excluding Total’s share of amortization of intangibles related to the Sanofi-Aventis merger

[2]	percent changes are relative to the second quarter 2005

[3]	dollar amounts represent euro amounts converted at the average €/$ exchange rate for the period (1.2582 $/€ in the second quarter 2006, 1.2594 $/€ in the second quarter 2005, 1.2023 $/€ in the first quarter 2006, 1.2296 $/€ in the first half 2006 and 1.2847 $/€ in the first half 2005)

[4]	percent changes are relative to the first half 2005

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris, August 3, 2006 -— Total’s adjusted net income rose to 3,361 million euros (M€) in the second quarter 2006, an increase of 16% compared to the second quarter 2005. Commenting on the results, Chairman and CEO Thierry Desmarest said:
« The petroleum industry continued to benefit from favorable market conditions in the second quarter 2006. Oil prices have continued to rise, driven by sustained demand and persistent pressure on production capacity. Refining margins recovered, reflecting mainly the strength of gasoline demand in the US. However, the environment for the petrochemicals remained difficult due to an increase in raw material prices.
In the first half of 2006, Total’s adjusted net income rose to 8.3 billion dollars, an increase of 11% compared to the first half of 2005, and the profitability of the Group rose to 29% over the past twelve months. This performance was achieved despite a decrease in hydrocarbon production that was essentially due to the price effect on entitlement volumes, disruptions in Nigeria and increased shutdowns for maintenance operations. The upcoming start up of new fields, particularly the Dalia field in Angola later this year, sets the stage for a return to production growth, which will then accelerate in 2007.
In addition to the continued success in exploration, new milestone events, such as Total’s entry into Brass LNG in Nigeria and the partnership with Saudi Aramco to build a refinery in Jubail, have added to our confidence about the outlook for long-term growth. Also, the spin-off of Arkema, which was achieved according to plan, allowed us to rebalance the Group’s Chemicals segment and represented an additional and significant return of value for our shareholders.»
● Key figures from the consolidated accounts of Total 5
Under IFRS rules for discontinued operations, the historical statements of income, with the exception of net income, have been restated to exclude the contribution of Arkema. The impact of the restatement is summarized on page 17.

			2Q06				1H06
			vs	in millions of euros,			vs
2Q06	1Q06	2Q05	2Q05	except earnings per share and number of shares	1H06	1H05	1H05

40,909	38,103	31,609	+29%	Sales	79,012	61,987	+27%
6,672	6,688	5,448	+22%	Adjusted operating income from business segments	13,360	10,812	+24%
3,369	3,240	2,836	+19%	Adjusted net operating income from business segments	6,609	5,651	+17%

2,391	2,400	1,887	+27%	• Upstream	4,791	3,695	+30%
787	650	733	+7%	• Downstream	1,437	1,411	+2%
191	190	216	-12%	• Chemicals	381	545	-30%
3,361	3,376	2,906	+16%	Adjusted net income	6,737	5,825	+16%
1.45	1.45	1.23	+18%	Adjusted fully-diluted earnings per share (euros)[6]	2.89	2.45	+18%
2,323.0	2,335.8	2,364.4	-2%	Fully-diluted weighted-average shares (millions)[6]	2,329.4	2,374.5	-2%
3,441	3,683	3,079	+12%	Net income (Group share)	7,124	6,287	+13%
2,779	2,750	2,255	+23%	Investments	5,529	4,039	+37%
624	397	377	+66%	Divestments (at selling price)	1,021	590	+73%
4,046	4,839	2,697	+50%	Cash flow from operations	8,885	6,734	+32%
4,678	4,287	4,546	+3%	Adjusted cash flow from operations	8,965	8,793	+2%

[5]	adjusted income is defined as income using replacement cost, adjusted for special items and excluding Total’s equity share of amortization of intangibles related to the Sanofi-Aventis merger. Adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost. Adjustment items are listed on page 14

[6]	adjusted retroactively to take into account the 4-for-1 stock split completed on May 18, 2006

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
● Second quarter 2006 results
     > Operating income
In the second quarter 2006, the average Brent oil price rose to 69.6 $/b, an increase of 35% compared to the second quarter 2005 and 13% compared to the first quarter 2006. The TRCV European refining margin indicator was 38.3 $/t on average for the quarter, a decrease of 15% compared to the second quarter 2005 but an increase of 48% compared to the first quarter 2006. Petrochemical margins in the Atlantic Basin were at a level comparable to the first quarter 2006 and to the second quarter 2005. However, in Asia margins moved lower. The euro/dollar exchange rate was 1.26 $/€ in the second quarter 2006, compared to 1.26 $/€ in the second quarter 2005 and 1.20 $/€ in the first quarter 2006.
In this context, the adjusted operating income from the business segments increased by 22% to 6,672 M€ in the second quarter 20067.
Adjusted net operating income from the business segments was 3,369 M€ compared to 2,836 M€ in the second quarter 2005, an increase of 19%.
     > Net income
Adjusted net income increased by 16% to 3,361 M€ in the second quarter 2006 from 2,906 M€ in the second quarter 20058. This excludes the after-tax inventory effect, special items, and the Group’s equity share of amortization of intangibles related to the Sanofi-Aventis merger.
The after-tax inventory effect (FIFO vs. replacement cost) had a positive impact of 276 M€ in the second quarter 2006 compared to a positive impact of 277 M€ in the second quarter 2005.
Special items had a negative impact on net income of 110 M€ in the second quarter 2006 and were composed mainly of exceptional charges in Chemicals and the equity share of special items recorded by Sanofi-Aventis. In the second quarter 2005, special items had a negative impact on net income of 51 M€ and were composed mainly of the equity share of special items recorded by Sanofi-Aventis.
The Group’s equity share of amortization of intangibles related to the Sanofi-Aventis merger had a negative impact on net income of 86 M€ in the second quarter 2006 and 53 M€ in the second quarter 2005.
Reported net income was 3,441 M€ compared to 3,079 M€ in the second quarter 2005.
The effective tax rate9 for the Group increased to 55% in the second quarter 2006 from 53% in the second quarter 2005, mainly due to the proportionately higher contribution to income from Upstream. The effective tax rate was 55% in the first quarter 2006.
In the second quarter 2006, the Group bought back 20 million of its shares10 for 1,004 M€.
Adjusted fully-diluted earnings per share, based on 2,323.0 million fully-diluted weighted-average shares, rose to 1.45 euros in the second quarter 2006 from 1.23 euros in the second quarter 2005, an increase of 18%, which is a higher percentage increase than shown for the adjusted net income thanks to the accretive effect of share buybacks.

[7]	special items affecting operating income in the second quarter 2006 included a charge of 50 M€ in the Chemicals segment ; in the second quarter 2005, special items included impairments of 11 M€

[8]	excluding the contribution of Arkema in the second quarter 2005 (43 M€), the increase of the second quarter 2006 adjusted net income was 17%

[9]	defined as : (tax on net adjusted operating income) / (net adjusted operating income — income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income)

[10]	share buybacks prior to the 4-for-1 stock split completed on May 18, 2006 have been multiplied by four

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
     > Investments – divestments
Investments in the second quarter 2006 were 2,779 M€ compared to 2,255 M€ in the second quarter 2005. Expressed in dollars, investments increased by 23% to 3.5 billion.
Divestments in the second quarter 2006 were 624 M€ and included the sale of gas marketing assets in France as well as the reimbursement of carried investments on Akpo in Nigeria.
     > Cash flow
Cash flow from operations increased by 50% to 4,046 M€ in the second quarter 2006 from 2,697 M€ in the second quarter 2005.
Adjusted cash flow (cash flow from operations before changes in working capital at replacement cost) was 4,678 M€ in the second quarter 2006, an increase of 3% compared to the second quarter 2005. The lower increase compared to the adjusted net operating income is mainly due to effects related to the split between current and deferred taxes.
Net cash flow11 was 1,891 M€ compared to 819 M€ in the second quarter 2005.

[11]	net cash flow = cash flow from operations + divestments — investments

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
● First half 2006 results
     > Operating income
Compared to the first half 2005, the oil market environment in the first half 2006 was marked by a sharp increase in oil prices (+32% for Brent to 65.7 $/b) and a decrease in refining margins (-17% for the TRCV European refining margin indicator to 32.0 $/t). The environment for the Chemicals segment was generally less favorable due to higher raw material prices.
The euro/dollar exchange rate was 1.23 $/€ compared to 1.28 $/€ in the first half 2005.
In this context, the adjusted operating income from the business segments increased to 13,360 M€, a 24% increase compared to the first half 2005.
Special items affecting operating income had a negative impact of 55 M€12 in the first half 2006 and 11 M€12 in the first half 2005.
Adjusted net operating income from the business segments increased by 17% to 6,609 M€ in the first half 2006 from 5,651 M€ in the first half 2005. The lower percentage increase relative to the increase in operating income is a function of the Upstream segment having a higher effective tax rate and representing a larger proportion of the results in the first half 2006 compared to the first half 2005.
     > Net income
Adjusted net income increased by 16% to 6,737 M€ from 5,825 M€ in the first half 2005. This excludes the after-tax inventory effect, special items, and the Group’s equity share of amortization of intangibles related to the Sanofi-Aventis merger.
The after-tax inventory effect (FIFO vs. replacement cost) had a positive impact of 556 M€ in the first half 2006 and 773 M€ in the first half 2005. Special items had no impact on net income in the first half 2006 and had a negative impact of 176 M€ in first half 200512.
The Group’s equity share of amortization of intangibles related to the Sanofi-Aventis merger had a negative impact on net income of 169 M€ in the first half 2006 and 135 M€ in the first half 2005.
Reported net income was 7,124 M€ compared to 6,287 M€ in the first half 2005.
The effective tax rate for the Group was 55% in the first half 2006 and 52% in the first half 2005.
In the first half 2006, the Group bought back 42 million of its shares for 2,194 M€. As of June 30, 2006 there were 2,312.9 million shares compared to 2,333.7 million shares on March 31, 2006 and 2,357.2 million shares on June 30, 2005. In July 2006, the Group bought back 5.22 million shares13 for 267 M€.
Adjusted fully-diluted earnings per share, based on 2,329.4 million fully-diluted weighted-average shares, rose to 2.89 euros from 2.45 euros in the first half 2005, an increase of 18%, which is a higher percentage increase than shown for the adjusted net income thanks to the accretive effect of share buybacks.

[12]	calculations detailed on page 14

[13]	including 2.30 million shares which are reserved for share grants as per decision of the Board on July 18, 2006

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
     > Investments — divestments
Investments in the first half 2006 were 5,529 M€ compared to 4,039 M€ in the first half 2005. Expressed in dollars, investments increased by 31% to 6.8 billion.
Divestments in the first half 2006 were 1,021 M€ compared to 590 M€ in the first half 2005 and included the sale of Upstream assets in the US and in France as well as the reimbursement of carried investments on Akpo in Nigeria.
     > Cash flow
Cash flow from operations in the first half 2006 was 8,885 M€, an increase of 32% compared to the first half 2005.
Adjusted cash flow (cash flow from operations before changes in working capital at replacement cost) was 8,965 M€, an increase of 2%.
Net cash flow was 4,377 M€ compared to 3,285 M€ in the first half 2005.
The net-debt-to-equity ratio was 30% on June 30, 2006 compared to 26% on March 31, 2006 and 30% on June 30, 200514, in line with the target range of the Group.

[14]	calculations detailed on page 15

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
● Analysis of segments results
Upstream
     > Environment – liquids and gas price realizations*

			2Q06				1H06
			vs				vs
2Q06	1Q06	2Q05	2Q05		1H06	1H05	1H05

69.6	61.8	51.6	+35%	Brent ($/b)	65.7	49.6	+32%
66.2	58.8	48.0	+38%	Average liquids price ($/b)	62.4	45.9	+36%
5.75	6.16	4.39	+31%	Average gas price ($/Mbtu)	5.96	4.40	+35%

*	consolidated subsidiaries, excluding fixed margin and buy-back contracts
Total’s average liquids price increased by more than the benchmark Brent price in both the second quarter and first half comparisons, mainly due to the lower price differential between light and heavy crude oil.
Total’s average gas price benefited in the first half from the lag effect but showed a decrease in the second quarter 2006 versus the first quarter 2006 due to lower spot prices in the North Sea.
Between the first half 2005 and the first half 2006, the gas price increased in all producing regions.
     > Production

			2Q06				1H06
			vs				vs
2Q06	1Q06	2Q05	2Q05	Hydrocarbon production	1H06	1H05	1H05

2,290	2,440	2,506	-9%	Combined production (kboe/d)	2,364	2,534	-7%
1,466	1,560	1,630	-10%	• Liquids (kb/d)	1,513	1,643	-8%
4,501	4,795	4,797	-6%	• Gas (Mcfd)	4,647	4,870	-5%
Hydrocarbon production was 2,290 thousand barrels of oil equivalent per day (kboe/d) in the second quarter 2006 compared to 2,506 kboe/d in the second quarter 2005, a decrease of 8.6%, which is due to the following items:
•	-2.5% due to the price effect[15],

•	-1.5% due to divestments and other portfolio effects,

•	-0.5% due to the remaining effects of hurricanes in the Gulf of Mexico,

•	-2% due to disruptions in Nigeria,

•	-2.5% due to maintenance programs (UK North Sea and Girassol in Angola)
Excluding these elements, the positive impact of new field start-ups more than offset normal declines and unscheduled maintenance in Norway.
Production decreased by 6.1% from the first quarter 2006 to the second quarter 2006, mainly due to higher maintenance (Angola, North Sea) which represented more than half of the decline. The price effect and a full-quarter impact of the disruptions in Nigeria and other portfolio effects account for the balance of the decrease.

[15]	impact of hydrocarbon prices on entitlement volumes from production sharing and buy-back contracts

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
     > Results

			2Q06				1H06
			vs				vs
2Q06	1Q06	2Q05	2Q05	In millions of euros	1H06	1H05	1H05

5,376	5,601	4,212	+28%	Adjusted operating income*	10,977	8,222	+34%
2,391	2,400	1,887	+27%	Adjusted net operating income*	4,791	3,695	+30%
155	143	98	+58%	* Income from equity affiliates	298	215	+39%
2,209	2,081	1,638	+35%	Investments	4,290	3,001	+43%
502	353	262	+92%	Divestments at selling price	855	390	+119%
3,371	3,831	2,731	+23%	Cash flow	7,202	4,919	+46%

*	detail of adjustment items shown in business segment information
Adjusted net operating income for the Upstream segment increased by 27% to 2,391 M€ in the second quarter 2006 from 1,887 M€ in the second quarter 2005.
This increase reflects the benefit of higher oil and gas prices, which was slightly offset by a decrease in production volumes and an increase in costs.
Income from equity affiliates increased mainly due to the stronger oil market environment and in particular includes the growing contribution from trains 4 and 5 at Nigeria LNG.
The average Upstream tax rate increased to 60% in the second quarter 2006 from 59% in the second quarter 2005, essentially due to higher oil and gas prices. The rate remained stable in the first and second quarters of 2006.
Effective in the third quarter 2006, the UK will increase petroleum taxes retroactively to January 1, 2006, following the recent vote at the Parliament. In addition to the effect on third quarter operations, there will be a charge of approximately 150 M€ related to the first half of 2006, and there will be a special charge of approximately 100 M€ to adjust past deferred taxes.
The ongoing impact of the tax change on the Upstream segment will be an increase in the average tax rate in the range of 1.5%.
Adjusted net operating income for the Upstream segment increased by 30% to 4,791 M€ in the first half 2006 from 3,695 M€ in the first half 2005.
Expressed in dollars, adjusted net operating income for the Upstream segment increased by 1.1 B$. The positive impact of the improvement in the oil and gas environment, estimated at approximately 1.6 B$, was partially offset by negative impacts estimated at 0.2 B$ for lower volumes, 0.1 B$ for portfolio effects, and 0.2 B$ for other elements including higher costs.
The return on average capital employed (ROACE16) for the Upstream segment for the twelve months ended June 30, 2006 was 43% compared to 36% for the twelve months ended June 30, 2005 and 40% for the full year 2005.

[16]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 16

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Downstream
     > Refinery throughput

			2Q06				1H06
			vs				vs
2Q06	1Q06	2Q05	2Q05	Refinery throughput (kb/d)	1H06	1H05	1H05

2,432	2,421	2,219	+10%	Total refinery throughput*	2,429	2,420	—
888	899	831	+7%	* France	894	939	-5%
1,214	1,217	1,055	+15%	* Rest of Europe*	1,216	1,152	+6%
330	305	333	-1%	* Rest of world	319	329	-3%

*	includes share of Cepsa
The refinery utilization rate was 86% in the second quarter 2006 compared to 82% in the second quarter 2005 and 86% in the first quarter 2006.
The second quarter 2005 utilization rate reflected a large program of turnarounds.
The utilization rate in the second quarter 2006 was affected by the completion of a turnaround at the Provence refinery.
     > Results

				2Q06
				vs	In millions of euros
2Q06	1Q06		2Q05	2Q05	(except the TRCV refining margin index)	1H06	1H05	1H06 vs 1H05

					TRCV — European refining
38.3	25.8		45.0	-15%	margin indicator ($/t)	32.0	38.4	-17%
1,036	856		944	+10%	Adjusted operating income *	1,892	1,835	+3%
787	650		733	+7%	Adjusted net operating income *	1,437	1,411	+2%
81	61	**	68	+19%	* Income from equity affiliates	142	140	+1%

368	321		359	+3%	Investments	689	576	+20%
50	13		58	-14%	Divestments at selling price	63	103	-39%
984	1,201		(70)	ns	Cash flow	2,185	1,619	+35%
1,087	831		976	+11%	Adjusted cash flow	1,918	1,724	+11%

*	detail of adjustment items shown in business segment information

**	disparity of (19) M€ compared to previous publication due to the inventory effect on Cepsa
Adjusted net operating income for the Downstream segment was 787 M€ compared to 733 M€ in the second quarter 2005, an increase of 7%.
The increase reflects the stronger refining environment in the US and the benefits of higher throughput and productivity programs, all of which was partially offset by a slightly less favorable refining environment in Europe.
Adjusted net operating income for the Downstream segment in the first half 2006 was 1,437 M€ compared to 1,411 M€ in the first half 2005, an increase of 2%.
Expressed in dollars, the adjusted net operating income for the Downstream segment was stable, with the impact of slightly less favorable market conditions being offset by the benefits of growth and productivity.
The ROACE for the Downstream segment for the twelve months ended June 30, 2006 was 28% compared to 30% for the twelve months ended June 30, 2005 and 28% for the full year 2005.

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Chemicals
     > Results
Under IFRS rules for discontinued operations, the historical statements on income, with the exception of net income, have been restated to exclude the contribution of Arkema. The impact of the restatement is summarized on page 17.

			2Q06				1H06
			vs				vs
2Q06	1Q06	2Q05	2Q05	In millions of euros	1H06	1H05	1H05

4,965	4,689	4,272	+16%	Sales	9,654	8,429	+15%
3,122	2,863	2,615	+19%	• Base chemicals	5,985	5,202	+15%
1,843	1,826	1,659	+11%	• Specialties	3,669	3,227	+14%
260	231	292	-11%	Adjusted operating income*	491	755	-35%
191	190	216	-12%	Adjusted net operating income*	381	545	-30%
85	78	114	-25%	• Base chemicals	163	368	-56%
109	103	103	+6%	• Specialties	212	173	+23%
176	324	245	-28%	Investments	500	403	+24%
67	28	8	x8,4	Divestments at selling price	95	30	+217%
(7)	(37)	205	ns	Cash flow	(44)	287	ns
255	305	350	-27%	Adjusted cash flow	560	894	-37%

*	detail of adjustment items shown in business segment information
Sales for the Chemicals segment increased by 16% to 4,965 M€ in the second quarter 2006 from 4,272 M€ in the second quarter 2005.
Adjusted net operating income for the Chemicals segment was 191 M€, a decrease of 12% compared to the second quarter 2005.
In a context of high raw material prices, petrochemical margins were comparable to the level of the second quarter 2005 in the Atlantic basin, but margins were substantially lower in Asia. In addition, maintenance on crackers in the Atlantic basin reduced the utilization rate.
Specialties continue to benefit from global economic growth and show a significant increase in their results.
Adjusted net operating income for the Chemicals segment in the first half 2006 was 381 M€ compared to 545 M€ in the first half 2005, a decrease of 30%.
Expressed in dollars, the adjusted net operating income for the Chemicals segment decreased by 0.2 B$, mainly due to the impact of lower petrochemical margins.
After restating historical figures to exclude the contribution of Arkema17, the ROACE for the Chemicals segment for the twelve months ended June 30, 2006 was 11% compared to 15% for the twelve months ended June 30, 2005 and 15% for the full year 2005.

[17]	see reconciliation tables on page 17

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
● Cancellation of outstanding shares
The Board of Directors met on July 18, 2006 and approved the cancellation of 47,020,000 shares. The share capital has been adjusted to 6,062,233,950 euros represented by 2,424,893,580 shares with a par value of 2.5 €.
● Total S.A. accounts
The parent company, Total S.A., reported net income of 2,593 M€ in the first half 2006 compared to 2,444 M€ in the first half 2005.
● Summary and Outlook
For the twelve months ended June 30, 2006, the ROACE was 29% at the Group level and 33% at the level of the business segments compared to 28% and 30% respectively for the twelve months ended June 30, 200518.
The return on equity for the twelve months ended June 30, 2006 was 36%.
In line with its objectives, the Group maintains its net-debt-to-equity ratio around 25% to 30%.
Since the beginning of the third quarter 2006, oil prices have remained at very high levels and refining margins settled close to the level of the first half 2006.
The outlook for sustained growth in the coming years and over the longer term has been strengthened by projects under development which are progressing as planned, continued exploration success and the favorable pace of negotiations to gain access to new major projects.
♦ ♦ ♦
To listen to the conference call with CFO Robert Castaigne and financial analysts today at 15:30 (Paris time), 14:30 (UK time) please call +44 (0)207 162 0125 in Europe or +1 334 323 6203 in the US (access code : Total) or log on to the company website www.total.com. For a replay, dial +44 (0)207 031 4064 in Europe or 1 954 334 0342 (code : 705 990).
The June 30, 2006 notes to the consolidated accounts are available on the Total web site (www.total.com). This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission.
The business segment information is presented in accordance with the Group internal reporting system used by the Chief operating decision maker to measure performance and allocate resources internally. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years.
In accordance with IAS 2, the Group values inventories of crude oil and petroleum products in the financial statements in accordance with the FIFO (First in, First out) method and other inventories using the weighted-average cost method. However, in the note setting forth information by business segment, the Group continues to present the results for the Downstream segment according to the replacement cost method and those of the Chemicals segment according to the LIFO (Last in, First out) method in order to ensure the comparability of the Group’s results with those of its main competitors, notably from North America. The inventory valuation effect is the difference between the results according to the FIFO method and the results according to the replacement cost or LIFO method.
In this framework, performance measures such as adjusted operating income, adjusted net operating income and adjusted net income are defined as incomes using replacement cost, adjusted for special items and excluding Total’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger. They are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

[18]	recalculated after restating historical figures to exclude the contribution of Arkema ; see reconciliation tables on page 17

Operating information by segment
Second quarter and first half 2006

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
● Upstream

			2Q06				1H06
			vs	Combined liquids and gas production			vs
2Q06	1Q06	2Q05	2Q05	by region (kboe/d)	1H06	1H05	1H05

708	778	793	-11%	Europe	743	812	-8%
692	742	790	-12%	Africa	717	797	-10%
7	13	57	-88%	North America	10	47	-79%
250	253	234	+7%	Far East	251	245	+2%
402	411	380	+6%	Middle East	406	387	+5%
225	236	243	-7%	South America	230	237	-3%
6	7	9	-33%	Rest of world	7	9	-22%

2,290	2,440	2,506	-9%	Total production	2,364	2,534	-7%

			2Q06				1H06
			vs				vs
2Q06	1Q06	2Q05	2Q05	Liquids production by region (kb/d)	1H06	1H05	1H05

358	378	397	-10%	Europe	368	406	-9%
604	656	706	-14%	Africa	630	714	-12%
1	2	16	-94%	North America	1	11	-91%
29	29	29	—	Far East	29	29	—
350	357	332	+5%	Middle East	354	335	+6%
118	131	141	-16%	South America	124	140	-11%
6	7	9	-33%	Rest of world	7	8	-13%

1,466	1,560	1,630	-10%	Total production	1,513	1,643	-8%

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com

			2Q06				1H06
			vs				vs
2Q06	1Q06	2Q05	2Q05	Gas production by region (Mcfd)	1H06	1H05	1H05

1,900	2,172	2,154	-12%	Europe	2,035	2,206	-8%
469	457	451	+4%	Africa	463	451	+3%
31	63	218	-86%	North America	47	191	-75%
1,231	1,238	1,145	+8%	Far East	1,235	1,200	+3%
279	284	256	+9%	Middle East	281	276	+2%
589	579	571	+3%	South America	584	544	+7%
2	2	2	—	Rest of world	2	2	—

4,501	4,795	4,797	-6%	Total production	4,647	4,870	-5%
● Downstream

			2Q06				1H06
			vs				vs
2Q06	1Q06	2Q05	2Q05	Refined product sales by region (kb/d)*	1H06	1H05	1H05

2,658	2,689	2,412	+10%	Europe	2,674	2,605	+3%
318	319	339	-6%	Africa	318	329	-3%
603	626	612	-1%	Americas	614	601	+2%
198	230	258	-23%	Rest of world	214	240	-11%

3,777	3,864	3,621	+4%	Total	3,820	3,774	+1%

*	includes trading and equity share of Cepsa

Adjustment items

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
● Adjustments to operating income from business segments

2Q06	1Q06	2Q05	in millions of euros	1H06	1H05

(50)	(5)	(11)	Special items affecting operating income from business segments	(55)	(11)

(23)	—	—	• Restructuring charges	(23)	—
—	—	(11)	• Impairments	—	(11)
(27)	(5)	—	• Other	(32)	—
383	373	391	Pre-tax inventory effect : FIFO vs. replacement cost	756	1,113
333	368	380	Total adjustments affecting operating income from business segments	701	1,102
● Adjustments to net income (Group share)

2Q06	1Q06	2Q05	in millions of euros	1H06	1H05

(110)	110	(51)	Special items affecting net income (Group share)	—	(176)

(35)	2	(36)	• Equity share of special items recorded by Sanofi-Aventis	(33)	(78)
—	130	—	• Gain on asset sales	130	—
(44)	(15)	(7)	• Restructuring charges	(59)	(90)
—	—	(8)	• Impairments	—	(8)
(31)	(7)	—	• Other	(38)	—
(86)	(83)	(53)	Adjustment related to the Sanofi-Aventis merger* (share of amortization of intangible assets)	(169)	(135)
276	280	277	After-tax inventory effect : FIFO vs. replacement cost	556	773
80	307	173	Total adjustments to net income	387	462

*	based on 13% participation in Sanofi-Aventis at 6/30/2005, 3/31/2006 and 6/30/2006

Net-debt-to-equity ratio

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com

in millions of euros	6/30/2006	3/31/2006	6/30/2005

Current borrowings	13,707	12,618	13,805
Net current financial instruments	45	(95)	(883)
Non-current financial debt	13,256	13,491	12,392
Hedging instruments of non-current debt	(588)	(453)	(907)
Cash and cash equivalents	(14,602)	(14,816)	(13,577)

Net debt	11,818	10,745	10,830

Shareholders equity	40,272	43,170	36,609
Accrued dividend payable based on shares at the close of the period*	(1,860)	(2,941)	(1,582)
Minority interests	783	913	708
Equity	39,195	41,142	35,735

Net-debt-to-equity ratio	30.2%	26.1%	30.3%

*	As of June 30, 2006, this represents a distribution of a dividend of 1.62 €/share for each 2.5 € par value share
2006 Sensitivities*

			Impact on operating	Impact on net
	Scenario	Change	income (e)	operating income (e)

€/$	1.20 $/€	+0.1 €per $	+1.6 B€	+0.8 B€
Brent	40-50 $/b	+1 $/b	+0.41 B€	+0.17 B€
TRCV – European refining margin indicator	25 $/t	+1 $/t	+ 0.09 B€	+ 0.06 B€

*	sensitivities revised once per year upon publication of the previous year fourth quarter results

Return on average capital employed

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
● For the 12 months ended June 30, 2006

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	9,125	2,942	803	12,870	13,603
Capital employed at June 30, 2005*	19,595	9,934	6,978	36,507	43,539
Capital employed at June 30, 2006*	23,139	11,335	7,147	41,601	49,798
ROACE	42.7%	27.7%	11.4%	33.0%	29.1%

*	at replacement cost (excluding after-tax inventory effect)

**	capital employed for Chemicals reduced by 2,321 M€ for Arkema at June 30, 2005 and for the Toulouse-AZF provision of 59 M€ pre-tax at June 30, 2005 and 113 M€ pre-tax at June 30, 2006
● For the 12 months ended June 30, 2005

in millions of euros	Upstream	Downstream	Chemicals **	Segments	Group

Adjusted net operating income	6,639	2,773	1,026	10,438	11,150
Capital employed at June 30, 2004*	17,478	8,590	6,866	32,934	37,456
Capital employed at June 30, 2005*	19,595	9,934	6,978	36,507	43,539
ROACE	35.8%	29.9%	14.8%	30.1%	27.5%

*	at replacement cost (excluding after-tax inventory effect)

**	capital employed for Chemicals reduced by 2,457 M€ for Arkema at June 30, 2004 and 2,321 M€ at June 30, 2005 and for the Toulouse-AZF provision of 204 M€ pre-tax at June 30, 2004 and 59 M€ pre-tax at June 30, 2005
● For the full year 2005

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	8,029	2,916	967	11,912	12,586
Capital employed at December 31, 2004*	16,280	9,654	6,205	32,139	38,314
Capital employed at December 31, 2005*	23,522	11,421	6,885	41,828	49,341
ROACE	40.3%	27.7%	14.8%	32.2%	28.7%

*	at replacement cost (excluding after-tax inventory effect)

**	capital employed for Chemicals reduced by 2,058 M€ for Arkema at December 31, 2004 and 2,235 M€ at December 31, 2005 and for the Toulouse-AZF provision of 110 M€ pre-tax at December 31, 2004 and 133 M€ pre-tax at December 31, 2005

Presentation of historical accounts and
profitability excluding Arkema

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Sales — Group

In M€	1Q06	2Q05	3Q05	4Q05

Published data	39,605	33,073	38,414	39,942
Arkema impact	(1,502)	(1,464)	(1,358)	(1,377)
New data	38,103	31,609	37,056	38,565
Sales — Chemicals

In M€	1Q06	2Q05	3Q05	4Q05

Published data	6,191	5,736	5,401	5,671
Arkema impact	(1,502)	(1,464)	(1,358)	(1,377)
New data	4,689	4,272	4,043	4,294
Adjusted operating income
Business segments

In M€	1Q06	2Q05	3Q05	4Q05

Published data	6,767	5,537	6,346	6,330
Arkema impact	(79)	(89)	(58)	34
New data	6,688	5,448	6,288	6,364
Adjusted operating income
Chemicals

In M€	1Q06	2Q05	3Q05	4Q05

Published data	310	381	166	247
Arkema impact	(79)	(89)	(58)	34
New data	231	292	108	281
Adjusted net operating income
Business segments

In M€	1Q06	2Q05	3Q05	4Q05

Published data	3,269	2,886	3,044	3,095
Arkema impact	(29)	(50)	(36)	158
New data	3,240	2,836	3,008	3,253
Adjusted net operating income
Chemicals

In M€	1Q06	2Q05	3Q05	4Q05

Published data	219	266	136	164
Arkema impact	(29)	(50)	(36)	158
New data	190	216	100	322
ROACE — business segments*

	1Q06	2Q05	3Q05	4Q05

Published data	30.9%	28.5%	29.8%	30.4%
Arkema impact	+2%	+1.6%	+1.5%	+1.8%
New data	32.9%	30.1%	31.3%	32.2%
ROACE — Chemicals*

	1Q06	2Q05	3Q05	4Q05

Published data	8.5%	12.6%	12.0%	11.0%
Arkema impact	+3.5%	+2.2%	+1.5%	+3.8%
New data	12.0%	14.8%	13.5%	14.8%

*	ROACE calculated on based on rolling twelve months at end of quarter
ROACE — Group*

	1Q06	2Q05	3Q05	4Q05

Published data	27.7%	26.3%	27.8%	27.4%
Arkema impact	+1.5%	+1.2%	+1.2%	+1.3%
New data	29.2%	27.5%	29.0%	28.7%

*	ROACE calculated on based on rolling twelve months at end of quarter
ROACE — Group*

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(unaudited)

	2nd quarter	1st quarter	2nd quarter
Amounts in millions of euros (1)	2006	2006	2005

Sales	40,909	38,103	31,609
Excise taxes	(5,141)	(4,607)	(5,246)
Revenues from sales	35,768	33,496	26,363

Purchases, net of inventory variation	(22,387)	(20,442)	(14,314)
Other operating expenses	(5,172)	(4,750)	(4,975)
Unsuccessful exploration costs	(146)	(115)	(92)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(1,212)	(1,231)	(1,254)

Operating income
Corporate	(154)	(98)	(100)
Business segments *	7,005	7,056	5,828

Total operating income	6,851	6,958	5,728

Other income	72	261	81
Other expense	(158)	(85)	(27)

Financial interest on debt	(387)	(328)	(286)
Financial income from marketable securities and cash equivalents	340	271	214
Cost of net debt	(47)	(57)	(72)

Other financial income	201	106	113
Other financial expense	(69)	(51)	(55)
Income taxes	(3,644)	(3,813)	(2,966)
Equity in income (loss) of affiliates	376	444	321

Consolidated net income from continuing operations (Group without Arkema)	3,582	3,763	3,123

Consolidated net income from discontinued operations (Arkema)	—	8	37

Consolidated net income	3,582	3,771	3,160

Group share **	3,441	3,683	3,079
Minority interests and dividends on subsidiaries’ redeemable preferred shares	141	88	81

Earnings per share (euros)	1.49	1.59	1.31

Fully-diluted earnings per share (euros) ***	1.48	1.58	1.30

* Adjusted operating income from business segments	6,672	6,688	5,448
Adjusted net operating income from business segments	3,369	3,240	2,836
** Adjusted net income	3,361	3,376	2,906
*** Adjusted fully-diluted earnings per share (euros)	1.45	1.45	1.23

(1)	Except for earnings per share

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(unaudited)

	1st half	1st half
Amounts in millions of euros (1)	2006	2005

Sales	79,012	61,987
Excise taxes	(9,748)	(10,297)
Revenues from sales	69,264	51,690

Purchases, net of inventory variation	(42,829)	(28,683)
Other operating expenses	(9,922)	(8,703)
Unsuccessful exploration costs	(261)	(164)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(2,443)	(2,391)

Operating income
Corporate	(252)	(165)
Business segments *	14,061	11,914

Total operating income	13,809	11,749

Other income	333	85
Other expense	(243)	(77)

Financial interest on debt	(715)	(530)
Financial income from marketable securities and cash equivalents	611	396
Cost of net debt	(104)	(134)

Other financial income	307	199
Other financial expense	(120)	(118)
Income taxes	(7,457)	(5,872)
Equity in income (loss) of affiliates	820	610

Consolidated net income from continuing operations (Group without Arkema)	7,345	6,442

Consolidated net income from discontinued operations (Arkema)	8	11

Consolidated net income	7,353	6,453

Group share **	7,124	6,287
Minority interests and dividends on subsidiaries’ redeemable preferred shares	229	166

Earnings per share (euros)	3.08	2.66

Fully-diluted earnings per share (euros) ***	3.06	2.64

* Adjusted operating income from business segments	13,360	10,812
Adjusted net operating income from business segments	6,609	5,651
** Adjusted net income	6,737	5,825
*** Adjusted fully-diluted earnings per share (euros)	2.89	2.45

(1)	Except for earnings per share

CONSOLIDATED BALANCE SHEET
TOTAL

	Amounts in millions of euros
	June 30,	March 31,		June 30,
	2006	2006	December	2005
	(unaudited)	(unaudited)	31, 2005	(unaudited)

ASSETS

NON-CURRENT ASSETS
Intangible assets, net	4,658	4,836	4,384	3,319
Property, plant and equipment, net	38,920	40,244	40,568	38,290
Equity affiliates : investments and loans	12,702	13,059	12,652	11,927
Other investments	1,656	1,689	1,516	1,212
Hedging instruments of non-current financial debt	588	453	477	907
Other non-current assets	2,186	3,180	2,794	2,056

Total non-current assets	60,710	63,461	62,391	57,711

CURRENT ASSETS
Inventories, net	12,215	12,672	12,690	11,499
Accounts receivable, net	17,715	19,642	19,612	17,250
Prepaid expenses and other current assets	6,632	6,969	6,799	5,542
Current financial instruments	159	204	334	942
Cash and cash equivalents	14,602	14,816	4,318	13,577

Total current assets	51,323	54,303	43,753	48,810

TOTAL ASSETS	112,033	117,764	106,144	106,521

LIABILITIES & SHAREHOLDERS’ EQUITY

SHAREHOLDERS’ EQUITY
Common shares	6,179	6,179	6,151	6,359
Paid-in surplus and retained earnings	41,279	41,809	37,504	36,397
Cumulative translation adjustment	(650)	744	1,421	920
Treasury shares	(6,536)	(5,562)	(4,431)	(7,067)

SHAREHOLDERS’ EQUITY — GROUP SHARE	40,272	43,170	40,645	36,609

Minority interests and subsidiaries’ redeemable preferred shares	783	913	838	708

TOTAL SHAREHOLDERS’ EQUITY	41,055	44,083	41,483	37,317

NON-CURRENT LIABILITIES
Deferred income taxes	6,909	7,228	6,976	7,485
Employee benefits	2,976	3,269	3,413	3,609
Other non-current liabilities	6,187	7,030	7,051	6,626

Total non-current liabilities	16,072	17,527	17,440	17,720

Non-current financial debt	13,256	13,491	13,793	12,392

CURRENT LIABILITIES
Accounts payable	14,149	15,559	16,406	12,721
Other creditors and accrued liabilities	13,590	14,377	13,069	12,507
Current borrowings	13,707	12,618	3,920	13,805
Current financial instruments	204	109	33	59

Total current liabilities	41,650	42,663	33,428	39,092

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	112,033	117,764	106,144	106,521

The comparative balance sheets until March 31st, 2006 include the sub-group Arkema which was spun-off on May 12, 2006.

CONSOLIDATED STATEMENT OF CASH FLOWS
TOTAL
(unaudited)

	2nd quarter	1st quarter	2nd quarter
Amounts in millions of euros	2006	2006	2005

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	3,582	3,771	3,160
Depreciation, depletion and amortization	1,253	1,329	1,357
Non-current liabilities, valuation allowances and deferred taxes	83	94	315
Impact of coverage of pension benefit plans	(37)	—	—
Unsuccessful exploration costs	146	115	92
(Gains) Losses on sales of assets	(72)	(261)	(38)
Undistributed affiliates equity earnings	111	(375)	19
(Increase) Decrease in operating assets and liabilities	(1,015)	179	(2,240)
Other changes, net	(5)	(13)	32

CASH FLOW FROM OPERATING ACTIVITIES	4,046	4,839	2,697

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(2,288)	(2,051)	(1,983)
Exploration costs charged directly to expense	(145)	(110)	(68)
Acquisitions of subsidiaries, net of cash acquired	(11)	(69)	—
Investments in equity affiliates and other securities	(64)	(59)	(57)
Increase in non-current loans	(271)	(461)	(147)

Total expenditures	(2,779)	(2,750)	(2,255)
Proceeds from sale of intangible assets and property, plant and equipment	49	260	180
Proceeds from sale of subsidiaries, net of cash sold	—	—	—
Proceeds from sale of non-current investments	86	3	38
Repayment of non-current loans	489	134	159

Total divestitures	624	397	377

CASH FLOW USED IN INVESTING ACTIVITIES	(2,155)	(2,353)	(1,878)

CASH FLOW FROM FINANCING ACTIVITIES

Issuance (repayment) of shares:
Parent company’s shareholders	7	471	—
Treasury shares	(968)	(1,118)	(1,211)
Minority shareholders	1	12	9
Subsidiaries’ redeemable preferred shares	—	—	(118)
Cash dividends paid:
- Parent company’s shareholders	(2,012)	(10)	(1,764)
- Minority shareholders	(224)	(6)	(124)
Net issuance (repayment) of non-current debt	395	730	349
Increase (Decrease) in current borrowings	1,369	8,204	2,240
Other changes, net	—	—	—

CASH FLOW FROM FINANCING ACTIVITIES	(1,432)	8,283	(619)

Net increase (decrease) in cash and cash equivalents	459	10,769	200
Effect of exchange rates and changes in reporting entity	(673)	(271)	829
Cash and cash equivalents at the beginning of the period	14,816	4,318	12,548

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	14,602	14,816	13,577

First quarter 2006 and second quarter 2005 cash flow statements include the sub-group Arkema which was spun-off on May 12, 2006.

CONSOLIDATED STATEMENT OF CASH FLOWS
TOTAL
(unaudited)

	1st half	1st half
Amounts in millions of euros	2006	2005

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	7,353	6,453
Depreciation, depletion and amortization	2,582	2,600
Non-current liabilities, valuation allowances and deferred taxes	177	864
Impact of coverage of pension benefit plans	(37)	—
Unsuccessful exploration costs	261	164
(Gains) Losses on sales of assets	(333)	(42)
Undistributed affiliates equity earnings	(264)	(176)
(Increase) Decrease in operating assets and liabilities	(836)	(3,172)
Other changes, net	(18)	43

CASH FLOW FROM OPERATING ACTIVITIES	8,885	6,734

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(4,339)	(3,496)
Exploration costs charged directly to expense	(255)	(139)
Acquisitions of subsidiaries, net of cash acquired	(80)	—
Investments in equity affiliates and other securities	(123)	(72)
Increase in non-current loans	(732)	(332)

Total expenditures	(5,529)	(4,039)
Proceeds from sale of intangible assets and property, plant and equipment	309	194
Proceeds from sale of subsidiaries, net of cash sold	—	11
Proceeds from sale of non-current investments	89	43
Repayment of non-current loans	623	342

Total divestitures	1,021	590

CASH FLOW USED IN INVESTING ACTIVITIES	(4,508)	(3,449)

CASH FLOW FROM FINANCING ACTIVITIES

Issuance (repayment) of shares:
Parent company’s shareholders	478	—
Treasury shares	(2,086)	(2,019)
Minority shareholders	13	71
Subsidiaries’ redeemable preferred shares	—	(156)
Cash dividends paid:
- Parent company’s shareholders	(2,022)	(1,765)
- Minority shareholders	(230)	(152)
Net issuance (repayment) of non-current debt	1,125	1,038
Increase (Decrease) in current borrowings	9,573	8,192
Other changes, net	—	(1)

CASH FLOW FROM FINANCING ACTIVITIES	6,851	5,208

Net increase/(decrease) in cash and cash equivalents	11,228	8,493
Effect of exchange rates and changes in reporting entity	(944)	1,224
Cash and cash equivalents at the beginning of the period	4,318	3,860

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	14,602	13,577

First half 2005 cash flow statement include the sub-group Arkema which was spun-off on May 12, 2006

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
TOTAL

			Paid-in					Subsidiaries’
			surplus and	Cumulative			Shareholders’	redeemable
	Common shares issued		retained	translation	Treasury shares		equity Group	preferred	Minority	Total
(Amounts in millions of euros)	Number	Amount	earnings	adjustment	Number	Amount	share	shares	interests	equity

As of January 1, 2005	635,015,108	6,350	31,717	(1,429)	(39,072,487)	(5,030)	31,608	147	663	32,418
Net income for the first half	—	—	6,287	—	—	—	6,287	1	165	6,453
Items recognized directly in equity	—	—	37	2,349	—	—	2,386	8	32	2,426

Total excluding transactions with shareholders	—	—	6,324	2,349	—	—	8,673	9	197	8,879

Cash dividend	—	—	(1,765)	—	—	—	(1,765)	—	(152)	(1,917)
Issuance of common shares	926,095	9	63	—	—	—	72	—	—	72
Purchase of treasury shares	—	—	—	—	(11,720,000)	(2,101)	(2,101)	—	—	(2,101)
Sale of treasury shares (1)	—	—	12	—	676,707	64	76	—	—	76
Repayment of subsidiaries’ redeemable preferred shares	—	—	—	—	—	—	—	(156)	—	(156)
Share-based payments	—	—	46	—	—	—	46	—	—	46
Transactions with shareholders	926,095	9	(1,644)	—	(11,043,293)	(2,037)	(3,672)	(156)	(152)	(3,980)
Cancellation of repurchased shares	—	—	—	—	—	—	—	—	—	—

As of June 30, 2005	635,941,203	6,359	36,397	920	(50,115,780)	(7,067)	36,609	—	708	37,317

Net income for the second half	—	—	5,986	—	—	—	5,986	—	204	6,190
Items recognized directly in equity	—	—	381	501	—	—	882	—	11	893

Total excluding transactions with shareholders	—	—	6,367	501	—	—	6,868	—	215	7,083

Cash dividend	—	—	(1,745)	—	—	—	(1,745)	—	(85)	(1,830)
Issuance of common shares	250,661	3	25	—	—	—	28	—	—	28
Purchase of treasury shares	—	—	—	—	(6,598,500)	(1,384)	(1,384)	—	—	(1,384)
Sale of treasury shares (1)	—	—	22	—	1,389,380	162	184	—	—	184
Repayment of subsidiaries’ redeemable preferred shares	—	—	—	—	—	—	—	—	—	—
Share-based payments	—	—	85	—	—	—	85	—	—	85
Transaction with shareholders	250,651	3	(1,613)	—	5,209,120	1,222	2,832	—	(85)	(2,917)
Cancellation of repurchased shares	(21,075,568)	(211)	(3,647)	—	21,075,568	3,858	—	—	—	—

As of December 31, 2005	615,116,296	6,151	37,504	1,421	(34,249,332)	(4,431)	40,645	—	838	41,483

Net income for the first half	—	—	7,124	—	—	—	7,124	—	229	7,353
Items recognized directly in equity	—	—	193	(1,862)	—	—	(1,669)	—	(46)	(1,715)
Total excluding transactions with shareholders	—	—	7,317	(1,862)	—	—	5,455	—	183	5,638
Four-for-one split of shares par value (2)	1,845,348,888	—	—	—	(102,747,996)	—	—	—	—	—
Spin-off of Arkema	—	—	(2,045)	(209)	—	—	(2,254)	—	(8)	(2,262)
Cash dividend	—	—	(2,022)	—	—	—	(2,022)	—	(230)	(2,252)
Issuance of common shares	11,496,072	28	445	—	—	—	473	—	—	473
Purchase of treasury shares	—	—	—	—	(42,000,000)	(2,193)	(2,193)	—	—	(2,193)
Sale of treasury shares (1)	—	—	4	—	2,967,320	88	92	—	—	92
Repayment of subsidiaries’ redeemable preferred shares	—	—	—	—	—	—	—	—	—	—
Share-based payments	—	—	76	—	—	—	76	—	—	76
Transactions with shareholders	1,856,844,960	28	(3,542)	(209)	(141,780,676)	(2,105)	(5,828)	—	(238)	(6,066)
Cancellation of repurchased shares	—	—	—	—	—	—	—	—	—	—

As of June 30, 2006	2,471,961,256	6,179	41,279	(650)	(176,030,008)	(6,536)	40,272	—	783	41,055

(1)	Treasury shares related to the stock option purchase plans

(2)	Annual Meeting of shareholders, May 12, 2006

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

	Amounts in millions of euros
2nd quarter 2006	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,424	30,516	4,965	4		40,909
Intersegment sales	5,439	1,256	443	44	(7,182)	—
Excise taxes	—	(5,141)	—	—	—	(5,141)

Revenues from sales	10,863	26,631	5,408	48	(7,182)	35,768

Operating expenses	(4,702)	(25,021)	(4,972)	(192)	7,182	(27,705)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(785)	(283)	(134)	(10)		(1,212)

Operating income	5,376	1,327	302	(154)		6,851

Equity in income (loss) of affiliates and other items	252	75	(44)	139		422
Tax on net operating income	(3,237)	(394)	(73)	31		(3,673)

Net operating income	2,391	1,008	185	16		3,600

Net cost of net debt						(18)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(141)

Net income from continuing operations Group share						3,441

Net income from discontinued operations Group share						—

Net income Group share						3,441

2nd quarter 2006
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	—	291	42	(11)		322
Depreciation, depletion, and amortization of tangible assets and leasehold rights	—	—	—	—		—

Operating income (1)	—	291	42	(11)		322

Equity in income (loss) of affiliates and other items (2)	—	10	(51)	(122)		(163)
Tax on net operating income	—	(80)	3	4		(73)

Net operating income (1)	—	221	(6)	(129)		86

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(6)

Net income from continuing operations Group share						80

Net income from discontinued operations Group share						—

Net income Group share						80

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	291	92	—
On net operating income	—	221	62	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(87)

2nd quarter 2006
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,424	30,516	4,965	4		40,909
Intersegment sales	5,439	1,256	443	44	(7,182)	—
Excise taxes	—	(5,141)	—	—	—	(5,141)

Revenues from sales	10,863	26,631	5,408	48	(7,182)	35,768

Operating expenses	(4,702)	(25,312)	(5,014)	(181)	7,182	(28,027)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(785)	(283)	(134)	(10)		(1,212)

Operating income	5,376	1,036	260	(143)		6,529

Equity in income (loss) of affiliates and other items	252	65	7	261		585
Tax on net operating income	(3,237)	(314)	(76)	27		(3,600)

Net operating income	2,391	787	191	145		3,514

Net cost of net debt						(18)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(135)

Net income from continuing operations Group share						3,361

Net income from discontinued operations Group share						—

Net income Group share						3,361

2nd quarter 2006	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,209	368	176	26	—	2,779
Divestitures at selling price	502	50	67	5	—	624
Cash flow from operating activities	3,371	984	(7)	(302)	—	4,046

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

	Amounts in millions of euros
1st quarter 2006	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,714	27,692	4,689	8	—	38,103
Intersegment sales	5,400	1,335	152	43	(6,930)	—
Excise taxes	—	(4,607)	—	—	—	(4,607)

Revenues from sales	11,114	24,420	4,841	51	(6,930)	33,496

Operating expenses	(4,680)	(22,931)	(4,486)	(140)	6,930	(25,307)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(833)	(260)	(129)	(9)	—	(1,231)

Operating income	5,601	1,229	226	(98)	—	6,958

Equity in income (loss) of affiliates and other items	383	74	17	201	—	675
Tax on net operating income	(3,454)	(373)	(55)	53	—	(3,829)

Net operating income	2,530	930	188	156	—	3,804

Net cost of net debt	—	—	—	—	—	(41)
Minority interests and dividends on subsidiaries’ redeemable preferred shares	—	—	—	—	—	(88)

Net income from continuing operations Group share	—	—	—	—	—	3,675

Net income from discontinued operations Group share	—	—	—	—	—	8

Net income Group share	—	—	—	—	—	3,683

1st quarter 2006
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	—	—	—	—	—	—
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	—	—	—	—	—	—

Operating expenses	—	373	(5)	—	—	368
Depreciation, depletion, and amortization of tangible assets and leasehold rights	—	—	—	—	—	—

Operating income	—	373	(5)	—	—	368

Equity in income (loss) of affiliates and other items	195	18	1	(81)	—	133
Tax on net operating income	(65)	(111)	2	—	—	(174)

Net operating income	130	280	(2)	(81)	—	327

Net cost of net debt	—	—	—	—	—	—
Minority interests and dividends on subsidiaries’ redeemable preferred shares	—	—	—	—	—	(1)

Net income from continuing operations Group share	—	—	—	—	—	326

Net income from discontinued operations Group share	—	—	—	—	—	(19)

Net income Group share	—	—	—	—	—	307

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	373	—	—	—	—
On net operating income	—	280	1	—	—	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(83)	—	—

1st quarter 2006
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,714	27,692	4,689	8	—	38,103
Intersegment sales	5,400	1,335	152	43	(6,930)	—
Excise taxes	—	(4,607)	—	—	—	(4,607)

Revenues from sales	11,114	24,420	4,841	51	(6,930)	33,496

Operating expenses	(4,680)	(23,304)	(4,481)	(140)	6,930	(25,675)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(833)	(260)	(129)	(9)	—	(1,231)

Operating income	5,601	856	231	(98)	—	6,590

Equity in income (loss) of affiliates and other items	188	56	16	282	—	542
Tax on net operating income	(3,389)	(262)	(57)	53	—	(3,655)

Net operating income	2,400	650	190	237	—	3,477

Net cost of net debt	—	—	—	—	—	(41)
Minority interests and dividends on subsidiaries’ redeemable preferred shares	—	—	—	—	—	(87)

Net income from continuing operations Group share	—	—	—	—	—	3,349

Net income from discontinued operations Group share	—	—	—	—	—	27

Net income Group share	—	—	—	—	—	3,376

1st quarter 2006	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,081	321	324	24		2,750
Divestitures at selling price	353	13	28	3		397
Cash flow from operating activities	3,831	1,201	(37)	(156)		4,839

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

	Amounts in millions of euros
2nd quarter 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,210	23,119	4,272	8		31,609
Intersegment sales	4,167	935	176	20	(5,298)	—
Excise taxes	—	(5,246)	—	—		(5,246)

Revenues from sales	8,377	18,808	4,448	28	(5,298)	26,363

Operating expenses	(3,326)	(17,093)	(4,139)	(121)	5,298	(19,381)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(839)	(268)	(140)	(7)		(1,254)

Operating income	4,212	1,447	169	(100)		5,728

Equity in income (loss) of affiliates and other items	176	112	13	131		431
Tax on net operating income	(2,501)	(471)	(46)	30		(2,988)

Net operating income	1,887	1,088	136	60		3,171

Net cost of net debt						(48)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(79)

Net income from continuing operations Group share						3,044

Net income from discontinued operations Group share						35

Net income Group share						3,079

2nd quarter 2005
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales Intersegment sales Excise taxes

Revenues from sales

Operating expenses	—	503	(112)	—		391
Depreciation, depletion, and amortization of tangible assets and leasehold rights	—	—	(11)	—		(11)

Operating income (1)	—	503	(123)	—		380

Equity in income (loss) of affiliates and other items (2)	—	17	3	(90)		(70)
Tax on net operating income	—	(165)	40	—		(125)

Net operating income (1)	—	355	(80)	(90)		185

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(4)

Net income from continuing operations Group share						181

Net income from discontinued operations Group share						(8)

Net income Group share						173

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	503	(112)	—
On net operating income	—	355	(73)	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(55)

2nd quarter 2005
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,210	23,119	4,272	8		31,609
Intersegment sales	4,167	935	176	20	(5,298)	—
Excise taxes	—	(5,246)	—	—		(5,246)

Revenues from sales	8,377	18,808	4,448	28	(5,298)	26,363

Operating expenses	(3,326)	(17,596)	(4,027)	(121)	5,298	(19,772)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(839)	(268)	(129)	(7)		(1,243)

Operating income	4,212	944	292	(100)		5,348

Equity in income (loss) of affiliates and other items	176	95	10	220		501
Tax on net operating income	(2,501)	(306)	(86)	30		(2,863)

Net operating income	1,887	733	216	150		2,986

Net cost of net debt						(48)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(75)

Net income from continuing operations Group share						2,863

Net income from discontinued operations Group share						43

Net income Group share						2,906

2nd quarter 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	1,638	359	245	13		2,255
Divestitures at selling price	262	58	8	49		377
Cash flow from operating activities	2,731	(70)	205	(169)		2,697

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

	Amounts in millions of euros
1st half 2006	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	11,138	58,208	9,654	12		79,012
Intersegment sales	10,839	2,591	595	87	(14,112)	—
Excise taxes	—	(9,748)	—	—		(9,748)

Revenues from sales	21,977	51,051	10,249	99	(14,112)	69,264

Operating expenses	(9,382)	(47,952)	(9,458)	(332)	14,112	(53,012)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(1,618)	(543)	(263)	(19)		(2,443)

Operating income	10,977	2,556	528	(252)	—	13,809

Equity in income (loss) of affiliates and other items	635	149	(27)	340		1,097
Tax on net operating income	(6,691)	(767)	(128)	84		(7,502)

Net operating income	4,921	1,938	373	172		7,404

Net cost of net debt						(59)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(229)

Net income from continuing operations Group share						7,116

Net income from discontinued operations Group share						8

Net income Group share						7,124

1st half 2006
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	—	—	—	—	—	—
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales						-

Operating expenses	—	664	37	(11)		690
Depreciation, depletion, and amortization of tangible assets and leasehold rights	—	—	—	—		—

Operating income (1)	—	664	37	(11)		690

Equity in income (loss) of affiliates and other items (2)	195	28	(50)	(203)		(30)
Tax on net operating income	(65)	(191)	5	4		(247)

Net operating income (1)	130	501	(8)	(210)		413

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(7)

Net income from continuing operations Group share						406

Net income from discontinued operations Group share						(19)

Net income Group share						387

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger
(1) Of which inventory valuation effect
On operating income	—	664	92	—
On net operating income	—	501	63	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(170)

1st half 2006
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	11,138	58,208	9,654	12		79,012
Intersegment sales	10,839	2,591	595	87	(14,112)	—
Excise taxes	—	(9,748)	—	—		(9,748)

Revenues from sales	21,977	51,051	10,249	99	(14,112)	69,264

Operating expenses	(9,382)	(48,616)	(9,495)	(321)	14,112	(53,702)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(1,618)	(543)	(263)	(19)		(2,443)

Operating income	10,977	1,892	491	(241)		13,119

Equity in income (loss) of affiliates and other items	440	121	23	543		1,127
Tax on net operating income	(6,626)	(576)	(133)	80		(7,255)

Net operating income	4,791	1,437	381	382		6,991

Net cost of net debt	—	—	—	—		(59)
Minority interests and dividends on subsidiaries’ redeemable preferred shares	—	—	—	—		(222)

Net income from continuing operations Group share	—	—	—	—		6,710

Net income from discontinued operations Group share	—	—	—	—		27

Net income Group share	—	—	—	—		6,737

1st half 2006	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	4,290	689	500	50		5,529
Divestitures at selling price	855	63	95	8		1,021
Cash flow from operating activities	7,202	2,185	(44)	(458)		8,885

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

	Amounts in millions of euros
1st half 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	9,015	44,535	8,429	8		61,987
Intersegment sales	8,393	1,964	402	78	(10,837)	—
Excise taxes	—	(10,297)	—	—		(10,297)

Revenues from sales	17,408	36,202	8,831	86	(10,837)	51,690

Operating expenses	(7,592)	(32,693)	(7,867)	(235)	10,837	(37,550)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(1,594)	(519)	(262)	(16)		(2,391)

Operating income	8,222	2,990	702	(165)		11,749

Equity in income (loss) of affiliates and other items	253	227	25	194		698
Tax on net operating income	(4,780)	(1,001)	(215)	81		(5,915)

Net operating income	3,695	2,216	512	109		6,532

Net cost of net debt						(90)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(166)

Net income from continuing operations Group share						6,276

Net income from discontinued operations Group share						11

Net income Group share						6,287

1st half 2005
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales Intersegment sales Excise taxes

Revenues from sales

Operating expenses	—	1,155	(42)	—		1,113
Depreciation, depletion, and amortization of tangible assets and leasehold rights	—	—	(11)	—		(11)

Operating income (1)	—	1,155	(53)	—		1,102

Equity in income (loss) of affiliates and other items (2)	—	30	3	(214)		(181)
Tax on net operating income	—	(380)	17	—		(363)

Net operating income (1)	—	805	(33)	(214)		558

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(5)

Net income from continuing operations Group share						553

Net income from discontinued operations Group share						(91)

Net income Group share						462

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger
(1) Of which inventory valuation effect
On operating income	—	1,155	(42)	—
On net operating income	—	805	(26)	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(137)

1st half 2005
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	9,015	44,535	8,429	8		61,987
Intersegment sales	8,393	1,964	402	78	(10,837)	—
Excise taxes	—	(10,297)	—	—		(10,297)

Revenues from sales	17,408	36,202	8,831	86	(10,837)	51,690

Operating expenses	(7,592)	(33,848)	(7,825)	(235)	10,837	(38,663)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(1,594)	(519)	(251)	(16)		(2,380)

Operating income	8,222	1,835	755	(165)		10,647

Equity in income (loss) of affiliates and other items	253	197	22	407		879
Tax on net operating income	(4,780)	(621)	(232)	81		(5,552)

Net operating income	3,695	1,411	545	323		5,974

Net cost of net debt						(90)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(161)

Net income from continuing operations Group share						5,723

Net income from discontinued operations Group share						102

Net income Group share						5,825

1st half 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	3,001	576	403	59		4,039
Divestitures at selling price	390	103	30	67		590
Cash flow from operating activities	4,919	1,619	287	(91)		6,734

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)
TOTAL
(unaudited)

	1st half			1st half
	2006			2005
			Consolidated
			statement of
Amounts in millions of euros	Adjusted	Adjustments	income	Adjusted

Sales	79,012	—	79,012	61,987
Excise taxes	(9,748)	—	(9,748)	(10,297)
Revenues from sales	69,264	—	69,264	51,690

Purchases, net of inventory variation	(43,585)	756	(42,829)	(29,796)
Other operating expenses	(9,856)	(66)	(9,922)	(8,703)
Unsuccessful exploration costs	(261)	—	(261)	(164)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(2,443)	—	(2,443)	(2,380)

Operating income
Corporate	(241)	(11)	(252)	(165)
Business segments	13,360	701	14,061	10,812

Total operating income	13,119	690	13,809	10,647

Other income	139	194	333	85
Other expense	(193)	(50)	(243)	(77)

Financial interest on debt	(715)	—	(715)	(530)
Financial income from marketable securities and cash equivalents	611	—	611	396
Cost of net debt	(104)	—	(104)	(134)

Other financial income	307	—	307	199
Other financial expense	(120)	—	(120)	(118)
Income taxes	(7,210)	(247)	(7,457)	(5,509)
Equity in income (loss) of affiliates	994	(174)	820	791

Consolidated net income from continuing operations (Group without Arkema)	6,932	413	7,345	5,884

Consolidated net income from discontinued operations (Arkema)	27	(19)	8	102

Consolidated net income	6,959	394	7,353	5,986

Group share	6,737	387	7,124	5,825
Minority interests and dividends on subsidiaries’ redeemable preferred shares	222	7	229	161

	2nd quarter			2nd quarter
	2006			2005
			Consolidated
			statement of
Amounts in millions of euros	Adjusted	Adjustments	income	Adjusted

Sales	40,909	—	40,909	31,609
Excise taxes	(5,141)	—	(5,141)	(5,246)
Revenues from sales	35,768	—	35,768	26,363

Purchases, net of inventory variation	(22,770)	383	(22,387)	(14,705)
Other operating expenses	(5,111)	(61)	(5,172)	(4,975)
Unsuccessful exploration costs	(146)	—	(146)	(92)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(1,212)	—	(1,212)	(1,243)

Operating income
Corporate	(143)	(11)	(154)	(100)
Business segments	6,672	333	7,005	5,448

Total operating income	6,529	322	6,851	5,348

Other income	73	—	72	81
Other expense	(108)	(51)	(158)	(27)

Financial interest on debt	(387)	—	(387)	(286)
Financial income from marketable securities and cash equivalents	340	—	340	214
Cost of net debt	(47)	—	(47)	(72)

Other financial income	201	—	201	113
Other financial expense	(69)	—	(69)	(55)
Income taxes	(3,571)	(73)	(3,644)	(2,841)
Equity in income (loss) of affiliates	488	(112)	376	391

Consolidated net income from continuing operations (Group without Arkema)	3,496	86	3,582	2,938

Consolidated net income from discontinued operations (Arkema)	—	—	—	45

Consolidated net income	3,496	86	3,582	2,983

Group share	3,361	80	3,441	2,906
Minority interests and dividends on subsidiaries’ redeemable preferred shares	135	6	141	77